Exhibit 1

UNITED STATES DISTRICT COURT

EASTERN DISTRICT OF MICHIGAN

JEFF BECKETT,

Plaintiff,

vs	Case No.

THE BANK OF NEW YORK MELLON CORP.,
THE BANK OF NEW YORK MELLON
TRUST CO., N.A., AS TRUSTEE OF
LL&E ROYALTY TRUST; LL&E ROYALTY
TRUST; and OTHER UNKNOWN
TRUSTEES OF THE LL&E ROYALTY TRUST
AS MAY EXIST,

Defendants.

COMPLAINT FOR LEGAL AND EQUITABLE RELIEF

NOW COMES Plaintiff Jeff Beckett and for his Complaint does state as follows:
Parties and Jurisdictional Allegations

1. Plaintiff Jeff Beckett is a citizen of the State of Michigan and is the holder of approximately 1,900,000 units of the LL&E Royalty Trust.

2. Defendant Bank of New York Mellon Corp. ("BNY Mellon) is a citizen of Delaware and New York because it is a Delaware corporation with its principal place of business located at One Wall Street, New York, New York 10286.

3. Defendant Bank of New York Mellon Trust Company, N.A. (“BNY Mellon Trust Co.”), is, on information and belief, a wholly owned subsidiary of BNY Mellon with its principal place of business located at 700 South Flower Street, Suite 200, Los Angeles, California 90017.

4. Defendant LL&E Royalty Trust (the “Trust”) is a Texas trust with an address of 919 Congress Ave., Austin, Texas, 78701.  LL&E Royalty Trust is a citizen of both Texas and California, which are the situs of the Trust and the location of the Trustee, respectively.

5. That jurisdiction resides in this Court under 28 U.S.C. § 1332 as the parties are citizens of different states and the matter in controversy exceeds the sum or value of $75,000, exclusive of interest and costs.

6. That this Court has personal jurisdiction over Bank of New York Mellon because it carries on continuous and systematic business in the State of Michigan.

7. That this Court has personal jurisdiction over the LL&E Royalty Trust because it transacted business in Michigan with a citizen of this state in connection with the transactions at issue by selling units in the Trust to Plaintiff.

8. That claims for equitable relief are contained in this matter and said claims are within the jurisdiction of the Court.

Facts

9. Plaintiff reincorporates and realleges Paragraphs 1 through 8 as if fully set forth herein.

10. On June 1, 1983 the Louisiana Land and Exploration Company, a Maryland corporation, established the LL&E Royalty Trust (the “Trust”), a publicly traded trust (see attached Ex. A).

11. That upon information and belief the First City National Bank of Houston was the original Trustee of the Trust.

12. That upon information and belief the First City National Bank of Houston became the Bank of New York Mellon by merger.

13. That upon information and belief the Trustee of the Trust is now the Bank of New York Mellon.

14. That the Trust had assigned to it certain royalty rights for oil and gas producing properties, both in Florida and Louisiana.

15. That pursuant to Section 2.02 the purposes of the Trust are:  (a) to protect and conserve, for the benefit of the owners of the units, the royalties, trust partnership interests and any other assets which, under the terms of this Trust Agreement may be held in the trust estate; (b) to receive cash attributable to the royalties and trustee partnership interest; and (c) to pay or provide for the payment of any liabilities incurred in carrying out the purposes of the Trust, and thereafter to distribute the remaining amounts receive by the Trust pro rata to the owners of the units.

16. That pursuant to Section 3.01 of the Trust, unit holders are beneficiaries of the Trust.

17. That the oil fields upon which the royalty rights rely were destroyed by Hurricane Katrina and caused a temporary cessation of oil drilling and oil revenues received by the Trust.

18. That pursuant to Article 9 of the Trust, Paragraph 9.01(a), the Trustee believes he is obligated to terminate the Trust because of the following provision:

9.01 Termination.  The Trust shall terminate upon the first to occur of the following events or times unless sooner terminated according to law:  (a) at such time as its net revenues reach of two successive years are less than $5,000,000 per year (calculated for purposes of this Section as if the Trust had received its pro rata portion of any amounts being withheld by the working interest owners or the partnership under escrow agreements or to make refund payments pursuant to the conveyance).

19. That the purpose of the Trust Paragraph 9.01(a) was to terminate the Trust as and when Trust revenues declined due to a depletion of the field.

20. That the diminution of the amounts received pursuant to the Royalty Agreements has been reduced not because of a depletion of the field but because of a force majeur.

21. That no provision exists in the Trust with respect to a force majeur or temporary cessation of the revenues that are to be received by the Trust.

22. That a termination of the Trust based upon the temporary cessation of the revenues to the Trust is not consistent with the purposes and intents of the grantor of the Trust.

23. That pursuant to the law of Texas Property Code Section 112.054 (Judicial Modification or Termination of Trusts) a beneficiary may petition a Court that the Trustee be changed and that the terms of the Trust be modified, that the Trustee be directed or permitted to do acts that are not authorized or that are forbidden by the terms of the Trust, that the Trustee be prohibited from performing acts required by the terms of the Trust, or that the Trust be terminated in whole or in part, if:  (2) because of circumstances not known to or anticipated by the Settlor the order will further the purposes of the Trust (3) modification of administrative, non-dispositive terms of the Trust is necessary or appropriate to prevent waste or avoid impairment of the Trust administration.

24. That the Trustee's intent on selling, at auction, the assets of the Trust including cash held by the Trust.

25. That said sale is only contrary to the terms of the Trust but is also detrimental to the beneficial unit holders of the Trust.

26. That the Trustee has withheld information from the beneficial unit holders of the Trust despite repeated demands for information.

27. That the Trustee has failed to file required reports with the Securities and Exchange Commission.

28. That the Trustee has failed to take appropriate actions with respect to audits of the Trust, and expenses being charged to the Trust by parties operating the oil fields.

29. That as a result of demands by certain unit holders, the Trustee ultimately completed a partial audit and obtained a refund of several million dollars which had previously been charged to the Trust by parties operating the wells.

30. That the Trustee has failed to obtain all of the insurance proceeds available to it relative to damages to the oil fields caused by Hurricane Katrina.

31. That the Trustee has failed and refused to provide information as requested by unit holders.

32. That the Trustee has failed or refused to provide required financial information to the beneficial unit holders or has failed to provide such information on a timely basis with respect to the financial condition of the Trust.

33. That the Trustee has received insurance proceeds which it has failed to include in its revenue calculations for the Trust.

34. That if the Trustee is permitted to sell the assets of the Trust at auction, Plaintiff will suffer damages of at least $5,000,000.00, which damages are not likely to be recoverable by Plaintiff.

Count I - Judicial Modification of the Trust

35. Plaintiff reincorporates and realleges Paragraphs 1 through 34 above as if fully set forth herein.

36. That because of circumstances not known to or anticipated by the Settlor of the Trust, the Trustee intends on terminating the Trust prior to the time the Settlor intended the Trust to be terminated.

37. That said termination will act to the detriment of the beneficial unit holders.

38. That this Court is empowered pursuant to Texas law to modify the terms of the Trust for the purpose of implementing the intent of the Settlor.

39. That the Settlor's intent was to cause the Trust to be terminated at such time as the Trust income fell below $5,000,000 annually as a result of a depletion of the field and not as a result of a temporary event or force majeur such as a hurricane.

WHEREFORE, Plaintiff respectfully requests that this Court modify the Trust to include a clause allowing for temporary cessation of revenues and enter a judgment declaring that the provisions of Section 9 of the Trust do not apply to the current circumstances and enter an Order staying the sale of the Trust assets as planned by the Trustee.

Count II - Removal of Trustee

40. Plaintiff reincorporates and realleges Paragraphs 1 through 39 above as if fully set forth herein.

41. That pursuant to Section 111.0035(5)(b) of the Texas Trust Code, the Court has the power to remove a Trustee pursuant to Section 113.082.

42. That cause exists to remove the Trustee by reason of the Trustee's failure to complete all filings for the Trust as required by law.

43. For actions taken by the Trustee in dissolving or liquidating the Trust in contravention of the intentions of the Settlor.

44. For failure of the Trustee to properly audit the expenses of the Trust and allowing Trust assets to dissipate as a result.

45. For failure of the Trustee to seek out and collect all insurance proceeds due the Trustee.

46. For failure of the Trustee to properly account for all monies received by the Trust.

47. That pursuant to Section 111.0035(5)(E) of the Texas Trust Code, the Court has the power to adjust or deny a Trustee's compensation if the Trustee commits a breach of trust.

48. That the Trustee has committed a breach of trust.

49. That the Trustee currently receives approximately $100,000 per month from the Trust.

WHEREFORE, Plaintiff respectfully requests that this Honorable Court remove the Trustee and adjust or deny the Trustee's compensation as well as order the Trustee to repay its compensation as the Court deems equitable.

Count III - Declaratory Relief

50. Plaintiff reincorporates and realleges Paragraphs 1 through 49 above as if fully set forth herein.

51. That pursuant to the terms of Trust, the Trust must be liquidated in the event of certain circumstances.

52. That the Trustee has deemed that certain circumstances with respect to the income of the Trust have occurred.

53. That Plaintiff believes that the intent and purposes of the Trust require that the Trust be continued.

54. That Plaintiff believes that the liquidation provision in the Trust has not been triggered or has been triggered by forced majeur which was not contemplated by the Trust.

WHEREFORE, Plaintiff respectfully requests this Honorable Court declare that the terms of the Trust with respect to liquidation of the Trust have not been effectuated and that the Trust shall not be liquidated pursuant to Section 9.01(a) by reason of interruption of revenue for two consecutive years.

Count IV - Injunctive Relief

55. Plaintiff reincorporates and realleges Paragraphs 1 through 54 above as if fully set forth herein.

56. That the Trustee is intent on selling at public auction the specific oil leases from which the Trust derives its revenue.

57. That once sold at public auction to good faith purchasers the Royal Leases cannot be recovered or the sale reversed.

58. That the sale of said Leases and the ultimate liquidation of the Trust will create certain tax events for the beneficial unit holders.

59. That Plaintiff has demonstrated a substantial likelihood of success in the merits of his claims.

60. That there does not exist an adequate remedy at law for the beneficial unit holders unless and until the Court determines that there has been a breach of the Trust by the Trustee, thus Plaintiff will suffer an irreparable injury if an injunction is not issued.

61. That no harm will come to the Defendants in this matter by virtue of an injunction being entered as the Trust will merely continue its existence.

62. That no harm to the public exists by virtue of an injunction being entered stopping the auction of the Leases and the liquidation of the Trust.

WHEREFORE, Plaintiff respectfully requests this Honorable Court enter an injunction or temporary restraining order stopping the sale of the oil and gas royalty rights/leases as well as a liquidation of the Trust until further order of this Court.

Respectfully submitted,

WILLIAMS, WILLIAMS, RATTNER & PLUNKETT, P.C.

Dated: November 23, 2010	By:	/s/ Ernest J. Essad, Jr.
Ernest J. Essad, Jr. (P32572)
David E. Plunkett (P66696) Attorneys for Plaintiff 380 N. Old Woodward, Suite 300 Birmingham, MI 48009 (248) 642-0333 eje@wwrplaw.com dep@wwrplaw.com